PROGEN
                                                              INDUSTRIES LIMITED


              STRONG CASH BALANCE BOLSTERS PROGEN'S PLANS FOR 2006

KEY POINTS:
     -    CASH RESERVES UP 64% YEAR ON YEAR TO A$23M
     -    PRIORITY FOR 2006 FOCUSSED ON PI-88 CLINICAL DATA AND STRATEGIC
          PARTNERING
     -    APPOINTMENT OF VP RESEARCH & DEVELOPMENT

BRISBANE, AUSTRALIA MONDAY 5 SEPTEMBER 2005 Progen Industries Limited (ASX: PGL,
NASDAQ: PGLAF), today lodged results for the year to 30 June 2005 announcing a strong financial position with cash and cash equivalents totalling $23.43 million up from $14.32 million the previous year.

The increase in cash reserves was due to $12.04 million raised through the exercise of the listed shareholder and employee options. A further $3.05 million was raised through a private placement of the Company's shares, accounting for the shortfall in listed options that remained unexercised at the 31 May 2005 expiry date.

The Company recorded a loss after tax of $5.94 million compared to $4.78 million in the previous year. The difference was primarily due to the sale of the Life Sciences business during the previous year. Excluding the results of the Life Sciences division, the loss was up marginally at 4.2% over the previous year, primarily due to a drop in contract manufacturing revenues.

Progen's Chief Financial Officer, Linton Burns said, "The financial results reflect Progen's continued depth of investment in the research and development of its product pipeline and a controlled level of general and administrative expenditure. Our current cash reserves are sufficient to fund all current clinical trials through to completion of Phase II, before which we aim to have secured a strategic partner to accelerate and fund the ongoing development of PI-88 through to registration and market."

PI-88 clinical supply demands increased 21% year-on-year due to the advancing Phase II liver cancer trial initiated in July 2004 and the initiation of new clinical trials by the Company. Supply of PI-88 has become the priority for the Manufacturing division and consequently contract manufacturing revenue has declined 26.9% over the previous year to $1.43 million, as capacity was diverted to the manufacture of PI-88.

The manufacturing division's priorities have been realigned to further PI-88 development in terms of clinical trial drug supply and optimisation of manufacturing processes, thus shifting the focus away from sourcing external contract manufacturing. A corresponding decrease in contract manufacturing revenue should therefore also be anticipated next year, with an increasing divisional cost associated with larger drug supply demand and regulatory and validation costs associated with planning for potential PI-88 Phase III production alternatives.

Progen's Managing Director, Lewis Lee added "Securing a PI-88 licensing transaction remains the key objective for the Company going forward. The Company will continue this pursuit in parallel with expansion of patient recruitment into the Phase II clinical trial program. As more encouraging data emerges from clinical trials this will continue to validate and improve the value and competitiveness of the product and we remain confident that a suitable partnering transaction can be accomplished to secure the efficient development and commercialisation of PI-88."

Progen is seeking to expand its drug development portfolio to build a solid pipeline of potential therapeutics. In addition to the Company's second anti-cancer treatment, PI-166, Progen is actively screening new oncology in-licensing opportunities in parallel to internal drug discovery efforts focused on designing the next generation of small molecules.

In support of these initiatives Progen has appointed a new Vice President for Research and Development, Dr Anand Gautam, Ph.D. Gautam was previously Chief Scientific Officer of Brisbane based Coridon Pty Ltd and has gained international commercial research experience through his former role as Senior Vice President of Research - External Collaboration at Pharmexa, Denmark.

Lee said "We welcome Anand to Progen at a very exciting time for the company. He should complement current Progen management very well, bringing with him additional valuable commercial research expertise and we are looking forward to his input in helping us achieve our objectives for 2006 and beyond".

All figures quoted above are in Australian dollars.

ABOUT PROGEN: Progen Industries Limited is a globally focused biotechnology company committed to the discovery, development and commercialisation pharmaceuticals for the treatment of cancer and other serious diseases.
Progen's  three  key  areas  of  focus  are:
- CLINICAL DEVELOPMENT - via a focused clinical trial programme involving its two compounds PI-88 and PI-166.
- DRUG DISCOVERY - projects focusing on the development of potent, selective inhibitors of carbohydrate-protein interactions, which are implicated in many disease processes.
- MANUFACTURING - manufacturing biopharmaceutical products to global standards.

KEYWORDS - Progen, cancer, melanoma, drug discovery, PI-88, angiogenesis, heparanase

WEB LINKS TO SELECTED RECENT NEWS AND OTHER INFORMATION ABOUT PROGEN:

Open Briefing: New Trial and Update            www.progen.com.au/?page=nepress2005.html
                                               ----------------------------------------
Phase II Prostate Trial Launched               www.progen.com.au/?page=nepress2005.html
                                               ----------------------------------------
AUSIndustry Grant offered ($3.4m)              www.progen.com.au/?page=nepress2005.html
                                               ----------------------------------------
PI-88 Licensing - US Burrill & Co. engaged     www.progen.com.au/?page=nepress2005.html
                                               ----------------------------------------
Phase II melanoma combination trial launched   www.progen.com.au/?page=nepress2005.html
                                               ----------------------------------------
Phase II melanoma results at ASCO              www.progen.com.au/?page=nepress2005.html
                                               ----------------------------------------
Underwriting Agreement Signed                  www.progen.com.au/?page=nepress2005.html
                                               ----------------------------------------
Progen's drug development pipeline             www.progen.com.au/?page=pihome.html
                                               -----------------------------------
Progen Industries Ltd                          www.progen.com.au
                                               -----------------


PROGEN INFORMATION:
Sarah Meibusch                            Lewis Lee
Director, Business Development            Managing Director
Progen Industries Limited                 Progen Industries Limited
Sarah.Meibusch@progen.com.au              Lewis.Lee@progen.com.au
----------------------------              -----------------------
Ph: 61 7 3273 9100                        Ph: 61 7 3273 9100

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This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PI-166 and other drugs, future capitals needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company's filings with the Australian Stock Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.

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